99.1

                             [Telemig Celular logo]

                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly-held Company
                            CNPJ - 02.558.118/0001-65
                              NIRE - 533.0000.577-0

                             NOTICE TO SHAREHOLDERS
                              PAYMENT OF DIVIDENDS


Telemig Celular Participacoes S.A. informs that the Annual Shareholders Meeting, held on April 26, 2005, resolved the payment of dividends regarding financial year 2004, on the following conditions:

1 - AMOUNT

The total amount of dividends to be distributed is R$80,000,000.00 (eighty million reais).

The amount per thousand common and preferred shares is R$0.228524.

2 - "EX-DIVIDENDS" NEGOTIATION

The dividends shall be paid to the shareholders holding shares on April 26, 2005.

As from April 27, 2005, the shares of Telemig Celular Participacoes S.A. are being traded "ex-dividends" concerning the results of the year 2004.

There shall be no withholding income tax on the dividends mentioned above.


3 - PAYMENT DATE

The payments shall be made as from May 23, 2005.


4 - FORM AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited in Fungible Custody of C.B.L.C. - Companhia Brasileira de Liquidacao e Custodia - shall be credited to this Institution, which, through the authorized Brokers, shall transfer them to the shareholders.

The other shareholders shall receive their dividends at the branch of Banco ABN-AMRO Real S.A. of their choice, identified by the documents mentioned below.

o Individuals: Certified copy of the Identity Card, card showing entry in Individual Taxpayer Card (CPF) and evidence of current address.

o Legal entities: Certified copy of the National Register of Legal Entities (CNPJ/MF) card, current Articles of Association or By-laws, as well as the minutes electing the acting executive board. The managing partners or executive officers with powers to represent the company shall submit a certified copy of the Identity Card, card showing entry in Individual Taxpayers Register (CPF) and evidence of current address.

In the event of representation by proxy, submittal of the respective public deed of power of attorney and the certified copies of the Identity Card and CPF Card of the attorney(s) shall be required.


                            Brasilia, April 27, 2005.


                           Ricardo Del Guerra Perpetuo
             Chief Financial Officer and Head of Investor Relations